News Release
www.srtelecom.com

For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
* scott@maisonbrison.com

SR Telecom Subsidiary Launches Expanded Commercial Operations in Chile
Expects to deploy approximately 4,000 additional lines in 2004

MONTREAL, July 8, 2004 – SR TelecomTM Inc. (TSX: SRX; Nasdaq: SRXA) today announced that its Chilean network operator subsidiary, CTR, has been granted a license by the Minister of Public Works and Telecommunications of Chile that allows CTR to provide urban wireless telecommunication services in the cities of Temuco, Talca, Los Angeles and Chillan. CTR expects to obtain a similar license for the cities of Osorno and Puerto Montt in the coming weeks.

SR Telecom will deploy its broadband angel™ product for this network application. The angel deployment will permit CTR to offer carrier-class telephony and high-speed Internet access to urban customers at very competitive prices.

“The pilot project using our angel solution in Temuco was a definitive success, and we are very pleased to begin deploying angel in this region, which is contiguous with CTR’s current service area,” said David Adams, SR Telecom’s Senior Vice-President, Finance and Chief Financial Officer. “This deployment is a part of our previously announced initiative to deploy up to 6,000 new lines into several urban areas of Chile. In 2004, we anticipate deploying approximately 4,000 of these lines. The cost to us is minimal as we will be using surplus angel inventory. Combined with the recently approved increase in access charges, this initiative should enable CTR to achieve EBITDA of approximately $7 million on an annualized basis by the end of the current fiscal year.”

About angel
angel is a premier next generation Broadband Fixed Wireless Access product that combines the most advanced multiplexing (OFDM), Transmission (Non Line of Sight-NLOS), and modulation (QAM) technologies to deliver DSL-equivalent data rates and carrier-class voice services within significantly less radio frequency spectrum than other solutions. Additionally, angel's extensive network management capabilities optimize deployability and operability. Developed in close collaboration with a large service provider, angel boosts subscriber coverage to levels that can exceed 95% of a service provider’s target market area, and remains cost effective in even the smallest applications.

About CTR
Comunicacion y Telefonia Rural (CTR) is a provider of local telephone and Internet access services to residential, commercial and institutional customers in a large, predominantly rural area of Chile. CTR is a majority-owned subsidiary of SR Telecom.

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) is one of the world’s leading providers of Broadband Fixed Wireless Access (BFWA) technology, which links end-users to networks using wireless transmissions. For over two decades, the Company’s products and solutions have been used by carriers and service providers to deliver advanced, robust and efficient telecommunications services to both urban and remote areas around the globe. SR Telecom’s products have been deployed in over 120 countries, connecting nearly two million people.

The Company’s unrivalled portfolio of BFWA products enables its growing customer base to offer carrier-class voice, broadband data and high-speed Internet services. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

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SR Telecom is an active member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM and ANGEL are trademarks of SR Telecom Inc. All rights reserved 2004. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783